UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                             (AMENDMENT NO. 1)*

                                Optika Inc.
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                             (Name of Company)

                 Common Stock (Par Value $ 0.001 Per Share)
        (Upon Conversion of Series A-1 Convertible Preferred Stock)
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                       (Title of Class of Securities)

                                6839731 10 1
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                               (CUSIP Number)


     F. William Reindel                          David A. Baylor
   Fried, Frank, Harris, Shriver            Thomas Weisel Partners Group LLC
          & Jacobson                            One Montgomery Street
      One New York Plaza                             Suite 3700
      New York, NY 10004                      San Francisco, CA 94104
       (212) 859-8000                              (415) 364-2500

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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                                May 7, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 6839731 10 1                                Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas Weisel Partners Group LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           834,310

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        834,310

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        834,310

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.2%

14  TYPE OF REPORTING PERSON

        OO - HC

                             SCHEDULE 13D

CUSIP No. 6839731 10 1                                Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas Weisel Capital Partners LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           834,310

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        834,310

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        834,310

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.2%

14  TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No. 6839731 10 1                                Page 4 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas Weisel Capital Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           707,770

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        707,770

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        707,770

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.7%

14  TYPE OF REPORTING PERSON

        PN

                                SCHEDULE 13D
                                ------------

     This Statement on Schedule 13D, relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by Optika Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of Thomas Weisel Partners Group LLC ("TW Group"), Thomas Weisel Capital Partners LLC ("TWCP LLC"), and Thomas Weisel Capital Partners, L.P. ("TWCP L.P.") (collectively, the "Filing Persons"), and amends the Schedule 13D filed by the Filing Persons on March 1, 2000.

ITEM 1.   SECURITY AND COMPANY.
          --------------------

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is amended by adding the following;
          See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is amended by adding the following;

          On May 7, 2001, the Company, the Limited Partnerships, and RKB Capital (the "Purchasers"), entered into an Exchange Agreement (the "Exchange Agreement"), pursuant to which (i) the Company issued Series A-1 Convertible Preferred Stock par value $0.001 per share (the "Convertible Preferred Stock"), having the terms and provisions set forth in the Certificate of Designation, on a one-for-one basis, in return for the exchange, surrender and cancellation of the Preferred Stock, and (ii) the Company purchased the warrants associated with the Preferred Stock for an aggregate of $0.01. Pursuant to the Certificate of Designation, the Convertible Preferred Stock issued in exchange for the Preferred Stock is substantially identical to the Preferred Stock with the exception of certain changes made to the redemption, dividend, protective and liquidation provisions thereof. Each share of Convertible Preferred Stock is convertible into 1.2 shares of Common Stock. It is expected that on or about February 23, 2003, the conversion ratio will change to approximately
1.5 shares of Common Stock to each share of Convertible Preferred Stock. In connection with the transaction described above, the Filing Persons exchanged 695,238 shares of Preferred Stock for 695,238 shares of Convertible Preferred Stock, and the 291,933 Warrants were cancelled.

          Additionally, on May 7, 2001 (i) the Registration Rights Agreement was amended to make the terms of the original Registration Rights Agreement applicable to the Convertible Preferred Stock, and (ii) the Company and TWCP L.P. entered into a letter agreement (the "Letter Agreement") under which if, subsequent to May 7, 2001, the Securities Exchange Commission issues a written clarification or modification of its current position regarding the accounting treatment of redeemable preferred stock and such interpretation would enable the terms of the Convertible Preferred Stock to be modified to provide the holders thereof with the right to receive the Liquidation Preference in cash upon a Change of Control of the Company (as each term is defined in the Exchange Agreement), then, subject to certain conditions, the Company shall, as promptly as practicable upon its becoming aware of such interpretation, amend the terms of the Convertible Preferred Stock to provide the holders thereof with the Cash Liquidation Right (as defined in the Exchange Agreement) (or exchange the Convertible Preferred Stock for an identical class of preferred stock having such right).

          The summary set forth herein of certain provisions of the Exchange Agreement, the Certificate of Designation, the Amendment to the Registration Rights Agreement and the Letter Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of such agreements, copies of which have been filed as exhibits hereto.

ITEM 5.   INTERESTS IN SECURITIES OF THE COMPANY.
          --------------------------------------

          Item 5 is amended in its entirety as follows;

          (a) The following percentages are based upon there being 8,171,648 shares of Common Stock outstanding as of May 8, 2001, as reported by the Company in the Form 10-Q filed May 15, 2001.

          As of May 8, 2001, TWCP L.P. beneficially owns 589,808 shares of Convertible Preferred Stock, or 707,770 shares of Common Stock, which represents approximately 8.7% of the outstanding Common Stock.

          As of May 8, 2001, TWCP LLC and TW Group may be deemed to beneficially own 695,258 shares of Convertible Preferred Stock, or 834,310 shares of Common Stock, which represents approximately 10.2% of the outstanding Common Stock. TWCP LLC and TW Group disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of the interests in the Limited Partnerships held by persons other than TWCP LLC and TW Group and their affiliates.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the Other Partnerships or the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above as indicated in responses on the cover pages hereto.

          (c) Except as described in Item 4 above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the Other Partnerships or the persons listed on Schedule I hereto, during the past sixty days or since the last filing on Schedule 13D.

          (d) Except for the Other Partnerships, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
          --------------------------------------------------------

          Item 6 is amended by adding the following;

          See Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 7 Exchange Agreement, dated as of May 7, 2001, by and among the Company, the Limited Partnerships and RKB

Exhibit 8      Certificate of Designation of Series A Convertible Preferred
               Stock

Exhibit 9 First Amendment to the Registration Rights Agreement, dated as of May 7, 2001, by and among the Company, the Founders and Investors party thereto and the Limited Partnerships and RKB

Exhibit 10 Letter Agreement, dated as of May 7, 2001, by and among the Company and TWCP L.P.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 11, 2002


                                 THOMAS WEISEL PARTNERS GROUP LLC


                                 By:  /s/ David A. Baylor
                                      --------------------------------------
                                      Name:  David A. Baylor
                                      Title: General Counsel and Secretary



                                 THOMAS WEISEL CAPITAL PARTNERS LLC



                                 By:  /s/ Marianne Winkler
                                      --------------------------------------
                                      Name:  Marianne Winkler
                                      Title: Chief Financial Officer,
                                             Private Equity



                                 THOMAS WEISEL CAPITAL PARTNERS, L.P.


                                 By: Thomas Weisel Capital Partners LLC,
                                     its general partner



                                 By:  /s/ Marianne Winkler
                                      -------------------------------------
                                      Name:  Marianne Winkler
                                      Title: Chief Financial Officer,
                                             Private Equity

                                 SCHEDULE I
                                 ----------

          The name of each executive committee member of Thomas Weisel Partners Group LLC is set forth below.

          The business address of each person listed below is One
Montgomery Street, Suite 3700, San Francisco, California 94104 (except for Mark Manson which is 390 Park Avenue, 17th Floor, New York, New York 10022).

          Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

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            Name                           Present Principal Occupation
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Thomas W. Weisel                 Chief Executive Officer
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Timothy J. Heekin                Head of Trading
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Derek Lemke-von Ammon            Co-Head of Private Equity
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Mark Shafir                      Head of Investment Banking
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Mark E. Manson                   Head of Research
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